Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Friday November 11, 2022 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date New class - code to be confirmed Shares/CUFS issued on exercise of options 269,221 03/11/2022 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 11/11/2022 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: does not have an existing ASX security code ("new class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3C - number and type of +securities the subject of this notification (new class) where issue has not previously been notified to ASX in an Appendix 3B New +securities issued under an +employee incentive scheme ASX +security code New class - code to be confirmed +Security description Shares/CUFS issued on exercise of options +Security type Options ISIN code   Date the +securities the subject of this notification were issued 3/11/2022 Will all the +securities issued in this class rank equally in all respects from their issue date? Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Aaron Erter Same 269,221 Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1? Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued. https://ir.jameshardie.com.au/public/download.jsp?id=5562 Options Details +Security currency AUD - Australian Dollar Exercise price AUD 33.05000000 Expiry date 3/11/2027 Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option Other Description Shares/CUFS issued on exercise of options Yes Yes Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms https://ir.jameshardie.com.au/public/download.jsp?id=5562 Any other information the entity wishes to provide about the +securities the subject of this notification Grant of 269,221 Stock Options, under the 2001 Equity Incentive Plan granted to the CEO. Options expire on 3 November 2027 Issue details Number of +securities 269,221

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,654,922 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,081,844 New class - code to be confirmed : Shares/CUFS issued on exercise of options 269,221

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes